The Merger Arbitrage Liquid Index (Net) ETNs :
Know What You Hold

For more information please visit: www.credit-suisse.com/notes.

While interest in alternative investments remains strong, concerns remain over the illiquid and non-transparent nature of the asset class.

In short, investors increasingly want to know what they hold.

The exchange traded notes linked to the Credit Suisse Merger Arbitrage Liquid Index (Net) (“CSMA ETNs”) offer investors access to the merger arbitrage strategy in a liquid, transparent*, exchange traded format.

The above chart sets forth the historical performance of the Credit Suisse Merger Arbitrage Liquid Index (Net) (“the Index”) from January 2010 through October 2010. The Index rules were revised on September 1, 2010 and therefore, the Index performance and index levels prior to such date do not reflect the modification of the Index rules that took place on that date. Historical performance is not indicative of future performance of the Index or of what the value of the CSMA ETNs may be. The Index includes 0.50% p.a. of index calculation fees. The above chart includes this index calculation fee but does not include the investor fee associated with the CSMA ETNs which will reduce the amount of the return on the CSMA ETNs at maturity or upon repurchase by Credit Suisse.

*The Credit Suisse Merger Arbitrage Liquid Index (Net) will be composed of index components which will be published on www.credit-suisse.com/notes on a daily basis.

Selected Investment Considerations

An investment in the CSMA ETN involves risks, including the possible loss of part or all of your investment. The selected risk factors herein are not intended as a complete description of all risks associated with the CSMA ETN. For further information regarding risks, please see the section entitled "Risk Factors" in the applicable prospectus. The CSMA ETN may not be a suitable investment for you if you are not willing to be exposed to fluctuations in the level of the Credit Suisse Merger Arbitrage Liquid Index (Net) (the “Index”); you seek a guaranteed return of principal; you believe the level of the Index will decrease or will not increase by an amount sufficient to offset the impact of the fees during the term of the CSMA ETN; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment. Although the CSMA ETN is listed on the NYSE ARCA, a trading market may not continue for the term of the CSMA ETN; we are not required to maintain any listing of the CSMA ETN on NYSE Arca or any other exchange or quotation system. In addition, although the return on the CSMA ETN will be based on the performance of the Index, the payment of any amount due on the CSMA ETN, including any payment at maturity, is subject to the credit risk of Credit Suisse.

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including the prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the CSMA ETN. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009 to understand fully the terms of the CSMA ETN and other considerations that are important in making a decision about investing in the CSMA ETN. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Investment banking services in the United States are provided by Credit Suisse Securities (USA) LLC, an affiliate of Credit Suisse Group.